Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793
Co-CEO Employee Memo
To: All Vista Outdoor, TKG and Revelyst Employees
From: CEO.Broadcast@VistaOutdoor.com
Subject: 10.4.24 | A memo from Co-CEOs Eric Nyman and Jason Vanderbrink on the future of Revelyst and The Kinetic Group
Vista Outdoor team,
We are excited to share with you all that we entered into an agreement with Strategic Value Partners (SVP) to sell Revelyst based on an enterprise value of $1.125 billion. In connection with the sale of Revelyst, we have also entered into an amended agreement with CSG to acquire The Kinetic Group, increasing the purchase price for The Kinetic Group to $2.225 billion. Additional details on these transactions can be found in the two press releases we issued here and here.
We are thrilled to have concluded the extensive process our Board and management undertook over the past two years to unlock the value of our Outdoor Products and Sporting Products businesses. We are confident these transactions maximize stockholder value while also pursuing the best path forward for our company, stakeholders and valued employees.
CSG has a proven track record of creating long-term value for its portfolio companies and is committed to furthering this objective with its investment in and partnership with the Kinetic Group. CSG will provide additional resources and expertise to grow our iconic American brands, build upon our hunting and recreational shooting heritage and support our American allied law enforcement and military partners. With CSG's deep expertise in supply chain excellence and ammunition manufacturing, our ammunition brands will be poised for growth and success.
We are also excited to partner with SVP, a global investment firm with vast financial and operational expertise. They are strong believers in the Revelyst story, and we are confident the acquisition is a positive step for Revelyst’s future. Importantly, SVP recognizes that our culture of innovation and excellence is a differentiator in the outdoor marketplace. We believe the partnership with SVP will make us a stronger company with more opportunities to innovate and deliver top-tier products to outdoor enthusiasts while enhancing our market leadership in the outdoor recreation industry.
The CSG Transaction is expected to close prior to the end of 2024, subject to receipt of stockholder approval and other customary closing conditions. SVP’s acquisition of Revelyst, which is subject to the completion of the CSG Transaction as well as receipt of regulatory approvals and other customary closing conditions, is expected to close by January 2025. In connection with today’s announcement, we have also adjourned our special meeting to vote for the CSG Transaction previously scheduled for October 9th. We will keep you updated on developments related to these two exciting transactions, including the timing of the adjourned special meeting. In the meantime, it remains business as usual for all of us – and we ask that you please stay focused on your day-to-day responsibilities.

We thank you for your continued hard work and support throughout this process. We appreciate your dedication to Vista Outdoor and your unwavering focus on delivering high quality, innovative products for our customers around the world.
Sincerely,
Eric Nyman, Co-CEO Vista Outdoor, CEO Revelyst
Jason Vanderbrink, Co-CEO Vista Outdoor, CEO The Kinetic Group
Forward-Looking Statements
Some of the statements made and information contained in this communication, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.
Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “CSG Transaction”) and risks related to the transaction among Vista Outdoor, Revelyst, Olibre LLC and Cabin Ridge, Inc. (the “Revelyst Transaction”) including (i) the failure to receive, on a timely basis or otherwise, the required approval of the CSG Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the CSG Transaction or the Revelyst Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the CSG Transaction or the Revelyst Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the CSG Transaction or the Revelyst Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the CSG Transaction or the Revelyst Transaction diverting management’s attention from our ongoing business operations and (vii) that the CSG Transaction or the Revelyst Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the CSG Transaction or the Revelyst Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all;; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry, others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.
You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.
No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the CSG Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the CSG Transaction. In connection with the CSG Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the CSG Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND

ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CSG TRANSACTION, THE REVELYST TRANSACTION AND THE PARTIES TO EACH TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and the definitive proxy statement/prospectus was mailed to each of our stockholders entitled to vote at the meeting relating to the approval of the CSG Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.
Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the CSG Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the CSG Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the CSG Transaction.